Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

	2015	2014	2013	2012	2011
(Dollars in thousands)
EARNINGS:
Income (loss) before income taxes[1]	$403,629	$(58,704)	$257,656	$205,053	$312,822
Add (deduct):
Equity in earnings of unconsolidated
entities	(140,083)	(129,764)	(131,949)	(90,364)	(83,566)
Distributions from unconsolidated
entities	60,041	112,336	125,660	84,417	91,768
Amortization of capitalized interest	6,049	6,116	3,704	855	613
Income attributable to noncontrolling
interests in subsidiaries that do not have
fixed charges	(6,180)	(1,763)	(6,575)	(30,122)	(24,247)
	323,456	(71,779)	248,496	169,839	297,390
Add fixed charges:
Consolidated interest expense[2]	86,194	57,386	43,963	42,393	65,614
Interest portion (1/3) of consolidated
rent expense	50,994	50,791	54,019	61,305	57,187
	$460,644	$36,398	$346,478	$273,537	$420,191
FIXED CHARGES:
Consolidated interest expense[2]	$86,194	$57,386	$43,963	$42,393	$65,614
Capitalized interest	3,333	6,236	18,382	17,930	10,064
Interest portion (1/3) of consolidated
rent expense	50,994	50,791	54,019	61,305	57,187
	$140,521	$114,413	$116,364	$121,628	$132,865

RATIO OF EARNINGS TO FIXED CHARGES	3.28	*	2.98	2.25	3.16

[1]

Includes gain on sale of business and other exit costs, net of $113.6 million, $32.8 million and $246.8 million in 2015, 2014 and 2013, respectively, and loss on sale of business and other exit costs, net of $21.0 million in 2012.

Includes gain on license sales and exchanges of $146.9 million, $113.0 million, $255.5 million and $11.8 million in 2015, 2014, 2013 and 2011, respectively.

Includes gain on investments of $18.6 million in 2013, loss on investments of $3.7 million in 2012 and gain on investments of $11.4 million in 2011.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings in 2014 were inadequate to cover Fixed charges by $78.0 million.